Exhibit (a) (5) (B)

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

EMAIL TO EMPLOYEES REGARDING MODIFIED DUTCH AUCTION TENDER OFFER

Dear AOS Employees:

Today, we officially launched our modified Dutch auction tender offer for up to $30 million of our common shares at a price between $8.50 and $9.20. This tender offer is part of our $50 million repurchase program that was previously announced and approved by our Board of Directors (the “Board”). We launched the tender offer because we believe in the long-term value and continuing success of AOS. We are fortunate that because of all of your hard work, the company has generated a significant amount of cash flow in past years. Therefore, it is the responsibility of the management and our Board to determine the best use of our cash reserve. In this regard, we have been working with the Board diligently to find new and efficient ways to utilize our financial resources. After considering various factors, the Board believes that this Dutch tender offer provides an efficient and prudent method of returning cash to our shareholders, including our employees, while providing and preserving long-term shareholder value.

In connection with the launch of the Dutch tender offer, we have filed the required tender offer materials with the U.S. Securities and Exchange Commission (the “SEC”) that provide information regarding the specifics of the tender offer. In addition to these publicly available materials, we are providing the FAQ below which we hope will answer some of your questions.

It’s your effort and passion that has made all these opportunities possible and I thank you for that. Let’s keep it up!

Mike

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

EMPLOYEE FREQUENTLY ASKED QUESTIONS

REGARDING MODIFIED DUTCH AUCTION SHARE REPURCHASE

1.	What action is AOS taking?

The company is offering to repurchase up to $30 million of its common shares. The tender offer is expected to commence on Monday, June 8, 2015. The company’s obligation to purchase shares in the tender offer is subject to the conditions that are described in the offer to purchase and other tender offer documents filed with SEC.

2.	Why is AOS making the tender offer?

Our Board of Directors believes that the tender offer provides an efficient method of returning capital to our shareholders while providing long-term shareholder value. AOS believes that the tender offer is a prudent use of our financial resources given our confidence in our long-term financial outlook, the strength of our balance sheet, and our potential growth opportunities. The tender offer represents the opportunity for AOS to return cash to shareholders who elect to tender their shares, while at the same time increasing non-tendering shareholders’ proportionate interest in AOS.

3.	Following the tender offer, will AOS continue as a public company?

Yes. The completion of the tender offer in accordance with its terms and conditions will not cause AOS’ shares to cease to be quoted on The Nasdaq Global Market or to stop being subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended.

4.	Will the tender offer have any impact on the business operation of the company and my employment?

The company will continue its business operations as usual without interruption. The tender offer does not affect your employment.

5.	What will the purchase price for the shares be?

AOS is offering to repurchase shares through a modified “Dutch auction.” A modified “Dutch auction” is a type of tender procedure that allows shareholders to choose a price or prices within the designated price range – in this case, between $8.50 and $9.20 — at which they would be willing to sell their shares back to AOS. The shareholder also has the option to tender their shares without specifying a price, in which case the shares will be repurchase at the final repurchase price determined by AOS. AOS will select the lowest single purchase price within that price range that will enable the company to purchase $30 million in value of our common shares, or a lower amount depending on the number of shares properly tendered, not properly withdrawn from and accepted pursuant to the offer. AOS will pay this final purchase price in cash, without interest, for all the shares purchased under the tender offer, even if some of the shares are tendered at a price below the purchase price.

5.	Can employees participate in the tender offer?

Most of our employees are also shareholders and can participate in the tender offer. Our executive officers have advised us that they do not intend to participate in the tender offer. Neither management nor the Board of Directors has made any recommendation to shareholders, including employees, as to whether they should tender or refrain from tendering their shares or as to the price or prices at which they may choose to tender their shares. Each shareholder should review the tender offer documentation and consult with his or her own financial and tax advisors to determine whether to participate in the tender offer.

6.	Has AOS or the Board of Directors adopted a position on the tender offer?

Our Board of Directors has approved the tender offer. However, neither management nor the Board of Directors, the dealer manager for the tender offer or the information agent for the tender offer has made any recommendation to shareholders, including employees, as to whether they should tender or refrain from tendering their shares or as to the price or prices at which they may choose to tender their shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender and the price or prices at which you choose to tender your shares. In so doing, you should read carefully the information in the offer to purchase and in the letter of transmittal, including the company’s reasons for making the tender offer.

7.	How do I tender my shares?

The tender offer will expire at 11:59 p.m., New York City time, on July 7, 2015, unless the offer is extended or terminated. All shareholders will be mailed or receive information beginning on or about Monday, June 8, 2015. Details concerning the process for tendering shares are contained in the tender offer documentation and instructions. Information also can be obtained by contacting Georgeson Inc., the company’s information agent by phone at (877) 278-4751 (Toll Free) or by email at AOSL@georgeson.com.

If you hold your stock in a brokerage account you should contact your broker. If a broker, dealer, commercial bank, trust company or other nominee holds your shares, it is likely that they will have an earlier deadline for you to act to instruct them to accept the Offer on your behalf. We urge you to immediately contact your broker, dealer, commercial bank, trust company or other nominee to find out their deadline.

8.	What if I do not want to participate in the tender offer?

If you do not wish to participate in the tender offer, you do not need to take any action.

9.	How does this decision impact employees?

Employees who are shareholders of the Company receive the same benefits as all other shareholders of the Company.

10.	Does this impact employee equity awards?

The tender offer applies to issued shares of AOS common shares, therefore unvested share options and restricted share units may not be tendered and are not affected. Shares issued as the result of vesting of employee equity awards and held by an employee are eligible to participate in the tender offer. if you are a holder of vested options to purchase our shares, you may exercise your vested options to purchase shares in accordance with the terms of the agreement and equity incentive plan governing the option and Company policies and practices and tender the net shares acquired from such exercise in the Offer, subject to the terms and conditions of the tender offer. However, we suggest that you exercise your vested options at least five business days prior to July 7, 2015, the initial expiration date of the tender offer, in order to provide you with sufficient time to validly tender the shares in the Offer. An exercise of an option cannot be revoked even if shares received upon the exercise thereof and tendered in the offer are not purchased in the offer for any reason. If you are a holder of an award of vested restricted share units and the award vests and the underlying shares are issued to you prior to the expiration time, you may tender the net shares you hold from such issuance in the Offer, subject to the terms and conditions of the Offer.

Details concerning the process for tendering shares are contained in the tender offer documentation and instructions.

11.	Does this impact shares that I have purchased through the company’s ESPP program?

Yes, employees who hold shares that they purchased shares through the company’s ESPP may elect to tender some or all of those shares. The process for tendering shares is contained in the tender offer documentation and instructions. Employees wishing to tender ESPP shares should be aware that the “disqualifying disposition” rules may apply. You should review the tender offer documentation and consult with your own financial and tax advisors to determine whether to participate in the tender offer.

12.	Will I have to pay brokerage commissions if I tender my shares?

If you are a registered shareholder and you tender your shares directly to the depositary, you will not incur any brokerage commissions. If you hold shares through a broker or bank, we urge you to consult your broker or bank to determine whether transaction costs are applicable.

13.	What are the tax consequences if I tender my shares?

The tax consequences of the tender offer are complex and will differ depending upon each shareholder’s particular circumstances. We strongly encourage each shareholder to read the offer documents and seek tax advice before deciding whether to participate in the tender offer. Generally, U.S. shareholders whose shares are repurchased by the Company will be subject to U.S. federal income taxation when you receive cash from us in exchange for the shares you tender. Your receipt of cash for tendered shares will generally be treated as either (1) consideration received in a sale or exchange or (2) a distribution with respect to such shares.

14.	Will I have to pay any stock transfer tax if I tender my shares?

If you instruct the depositary in the letter of transmittal to make the payment for the shares to the registered holder, you will not incur any stock transfer tax.

15.	Whom can I talk to if I have questions?

For additional information or assistance, you may contact Georgeson Inc., the Information Agent, at (877) 278-4751 (toll free) or B. Riley & Co., LLC, the Dealer Manager at (310) 966-1444 for the tender offer.

This email and accompanying FAQ is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of the Company’s common share. The offer is being made solely by the Offer to Purchase and the related Letter of Transmittal, as they may be amended or supplemented. Shareholders and investors are urged to read the Company’s tender offer statement on Schedule TO filed today with the Securities and Exchange Commission (the "SEC") in connection with the tender offer, which will be included as exhibits the Offer to Purchase, the related Letter of Transmittal and other offer materials, as well as any amendments or supplements to the Schedule TO when they become available, because they contain important information.  Each of these documents will be filed with the SEC, and investors may obtain them for free from the SEC at its website (www.sec.gov) or from Georgeson Inc., the information agent for the tender offer, by telephone at: (877) 278-4751 (toll-free), or in writing to: 480 Washington Blvd., 26th Floor, Jersey City, NJ 07310.

You are urged to read these materials, as well as any additional tender offer documents filed with the SEC, carefully prior to making any decision with respect to the offer, including the various terms and conditions of the tender offer.